Uranium Participation Corporation

Atrium on Bay ! M5G 2C2
979 1991
ax 416 979 5893
www.uraniumparticipation.com

07027124

October 4, 2007

SUPPL

SEC MAIL RECEIVED OCT 0 5 2007 WASH, D.C. 185

VIA COURIER

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
U.S.A

Attn: Paul Dudek, Office Chief
Office of International Corporate Finance

Ladies and Gentlemen:

Re: Uranium Participation Corporation (the "Company")
Filing Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (**SEC File No. 82-35023**)

The Company hereby submits for filing the following materials pursuant to Rule 12g3-2(b) under the Securities Act of 1934, as amended:

A. Information which the Company has made public pursuant to Canadian federal and provincial corporate and securities laws

Press Release dated October 3, 2007

B. Information filed by the Company with the Toronto Stock Exchange

None

C. Information which the Company has distributed to its security holders

None

PROCESSED
OCT 17 2007
THOMSON FINANCIAL

Please acknowledge receipt of these materials by stamping the enclosed copy of this letter and returning such copy to the undersigned in the envelope enclosed for your convenience. If you have any questions regarding the enclosures, please do not hesitate to call the undersigned at (416) 979-1991 Ext: 366.

Very truly yours,

URANIUM PARTICIPATION CORPORATION

By: Brenda Fitzsimmons
Title: Corporate Secretary
Date: October 4, 2007.

Uranium Participation Corporation

Press Release

FOR IMMEDIATE RELEASE Trading symbol: U-T

URANIUM PARTICIPATION CORPORATION REPORTS FINANCIAL RESULTS FOR THE SIX MONTHS ENDED AUGUST 31, 2007

TORONTO, October 3, 2007 -- Uranium Participation Corporation ("Uranium Corp") reports results for the six months ended August 31, 2007. All amounts are in Canadian currency unless otherwise noted.

Net assets from operations decreased $45.4 million for the six months ended August 31, 2007. This resulted from $56.3 million in unrealized losses incurred due to the decline in value of the Company's uranium investments, offset by $10.1 million in future income tax recoveries. Additionally, the Company earned $3.9 million in income from the lending of its uranium investments, $0.2 million in interest from invested cash, and incurred $1.3 million in foreign exchange losses due to the decline in the value of the U.S. currency acquired and held for purchases of uranium.

This compares to an increase in net assets from operations of $32.1 million for the six months ended August 31, 2006 resulting from $45.3 million in unrealized gains on uranium investments, $11.6 million in future income tax provisions, $0.2 million in interest from invested cash and $0.6 million in foreign exchange losses.

Net asset value increased from $579.4 million at February 28, 2007 to $656.5 million at August 31, 2007 with net asset value per common share decreasing from $11.95 to $10.97 over the six month period.

About Uranium Participation Corporation
Uranium Participation Corporation is an investment holding company which invests substantially all of its assets in uranium oxide in concentrates (U_3O_8) and uranium hexafluoride (UF_6) (collectively "uranium"), with the primary investment objective of achieving appreciation in the value of its uranium holdings. Additional information about Uranium Participation Corporation is available on SEDAR at www.sedar.com and on Uranium Participation Corporation's website at www.uraniumparticipation.com.

– 30 –

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

For further information contact:

E. Peter Farmer, President (416) 979-1991 Ext. 231

James Anderson, Chief Financial Officer (416) 979-1991 Ext. 372

Uranium Participation Corporation
Interim Management Report of Fund Performance
August 31, 2007

DISCLOSURE

This Interim Management Report of Fund Performance contains financial highlights but does not contain either interim or annual financial statements of Uranium Participation Corporation ("Uranium Corp"). You can get a copy of the interim or annual financial statements at your request, and at no cost, by calling 416-979-1991, by writing to us at 595 Bay Street, Suite 402, Toronto, Ontario, M5G 2C2, or by visiting our website at www.uraniumparticipation.com or SEDAR at www.sedar.com. You may also contact us to obtain a copy of Uranium Corp's quarterly portfolio disclosure.

Uranium Corp holds physical commodities and not equity security investments. As a result, Uranium Corp does not have an investment proxy voting disclosure record, nor does it have proxy voting policies and procedures.

This Interim Management Report of Fund Performance is current as of October 2, 2007. All amounts are in Canadian dollars unless otherwise indicated.

CAUTION REGARDING FORWARD LOOKING INFORMATION

This Interim Management Report of Fund Performance contains certain forward looking statements and forward looking information that are based on the company's current internal expectations, estimates, assumptions and beliefs. Forward looking statements generally can be identified by the use of forward looking terminology such as "may", "will", "expect", "intent", "estimate", "anticipate", "plan", "should", "believe" or "continue" or the negative thereof or variations thereon or similar terminology.

By their very nature, forward looking statements involve numerous assumptions and estimates. A variety of factors, many of which are beyond the control of Uranium Corp, may cause actual results to differ materially from the expectations expressed in the forward looking statements. For a list of the principal risks of an investment in Uranium Corp, please refer to the "RISK FACTORS" section of the Company's annual management report of fund performance dated February 28, 2007.

These and other factors should be considered carefully, and readers are cautioned not to place undue reliance on these forward looking statements. Although management reviews the reasonableness of its assumptions and estimates, unusual and unanticipated events may occur which render them inaccurate. Under such circumstances, future performance may differ materially from those expressed or implied by the forward looking statements. Except where required under applicable securities legislation, Uranium Corp does not undertake to update any forward looking information.

RESULTS OF OPERATIONS

Uranium Corp's basic net asset value per common share decreased from $11.95 per share at February 28, 2007 to $10.97 at August 31, 2007 representing a basic net asset value loss of 8.2%. Over the comparable time period, Uranium Corp's benchmark, the S&P/TSX Composite Index, increased by 4.7%.

Uranium Corp's net assets at August 31, 2007 were $656,537,000 representing a 13.3% increase from the net assets of $579,364,000 at February 28, 2007. Of the net asset value increase of $77,173,000 over the period, $122,573,000 was attributable to the after-tax net proceeds of additional equity issues, offset by decrease of $45,400,000 from investment operation performance.

Equity Financing

In April 2007, Uranium Corp issued 6,500,000 shares at $14.60 per share for total proceeds of $94,900,000.

As at August 31, 2007, Uranium Corp had 59,857,091 common shares and 2,828,799 warrants issued and outstanding. The remaining warrants outstanding were issued in September 2006 (the "2006 warrants") and are exercisable into common shares at $12.00 per warrant. During the period, 4,924,825 warrants were exercised with the majority relating to the May 2005 (the "2005 warrants") warrants that had exercise prices of $6.25.

Since inception, Uranium Corp has raised gross proceeds of $411,151,000 through common share and equity unit financings, with an additional $31,136,000 received through warrant exercises. Uranium Corp invested $415,056,000 or 93.8% of these amounts into its portfolio of uranium investments.

Investment Portfolio

During the period, Uranium Corp increased its U_30_8 holdings by 275,000 pounds, raising its total holdings to 4,475,000 pounds at August 31, 2007. The total average cost of this investment was $197,093,000 or $44.04 per pound. The fair value of this investment at August 31, 2007 was $425,465,000 or $95.08 [(1)] per pound, representing an increase of 115.9%. On a U.S dollar basis, the fair value of this investment has increased by 137.4%.

During the period, Uranium Corp increased its UF_6 holdings by 250,000 KgU, raising its total holdings to 1,200,000 KgU at August 31, 2007. The total average cost of this investment was $217,963,000 or $181.64 per KgU. The fair value of this investment at August 31, 2007 was $304,243,000 or $253.54 [(1)] per KgU, representing an increase of 39.6%. On a U.S dollar basis, the fair value of this investment has increased by 48.3%.

Uranium Corp has loaned 500,000 KgU of UF_6 to a producer, subject to a loan fee of 5% per annum based upon the adjusted quarterly value of the material. Collateral is held in the form of an irrevocable letter of credit from a major financial institution that is subject to adjustment on an annual basis. As at August 31, 2007, the market value of investments lent was $126,768,000 with collateral held of $163,711,000.

(1) Reflects spot prices published by Ux Consulting Company, LLC on August 27, 2007 of US$90.00 per pound for U_30_8 and US$240.00 per KgU for UF_6 translated at a foreign exchange rate of 1.0564.

Investment Performance

Investment operation results declined by $45,400,000 in the six months ended August 31, 2007, largely due to unrealized losses on uranium investments of $56,272,000 net of tax provision movements of $10,111,000.

Unrealized losses on investments reflect the recent drop in U_3O_8 and UF_6 spot prices. As reported by the Ux Consulting Company, LLC ("UxCo"), spot prices for U_3O_8 increased from US$85.00 per pound at February 2007 to a high of US$136.00 per pound at June 2007 before declining to US$90.00 per pound at August 2007. Similarly, spot prices for UF_6 increased from US$233.00 per KgU at February 2007 to a high of US$360.00 per KgU at June 2007 before declining to US$240.00 per KgU at August 2007. Prices have declined subsequent to this reporting date (refer to "RECENT DEVELOPMENTS" section below).

Uranium Corp does not qualify as a mutual fund trust under the provisions of the Tax Act therefore is subject to income tax on its taxable income, computed in accordance with the ordinary rules and at rates ordinarily applicable to public corporations. Currently, Uranium Corp accrues future income taxes payable based on the unrealized gains on investments. Tax provision movements reflect an effective tax rate of approximately 18% for the period compared to approximately 27% in prior year's comparable period. This drop in the effective future tax rate is primarily due to uranium investments made through its wholly owned subsidiary, Uranium Participation Cyprus Limited, resulting in future tax assets and liabilities calculated at rates between 10% and 33%.

RECENT DEVELOPMENTS

On September 27, 2007, Uranium Corp entered into an agreement to issue an additional 4,465,000 common shares at $11.20 per share for total gross proceeds of $50,000,000. Closing is expected on or about October 18, 2007 and is subject to regulatory approval. The agreement also includes an option to issue an additional 669,750 common shares at the option of the underwriter. The proceeds of the offering will be used to purchase uranium and fund ongoing obligations of the Company.

On September 28, 2007, the Manager agreed to purchase, conditional on financing, for and on behalf of Uranium Corp., 217,230 KgU as UF_6 at US$207.15 per KgU for an aggregate purchase commitment totaling US$45,000,000 (excluding commissions). Delivery is anticipated on or before November 30, 2007.

As reported by UxCo as at October 1, 2007, the spot price of U_3O_8 has declined to US$75.00 per pound from US$90.00 per pound on August 27, 2007 a decrease of 16.7% while the UF_6 Value has declined to US$207.46 compared to the UF_6 price of US$240.00 per KgU on August 27, 2007, a decrease of **13.6%**.

RELATED PARTY TRANSACTIONS

Uranium Corp is a party to a management services agreement with Denison Mines Inc., (the "Manager"). Under the terms of the agreement, Uranium Corp will pay the following fees to the Manager: a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board of Directors; b) a minimum annual management fee of $400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon Uranium Corp's net asset value between $100,000,000 and $200,000,000 and 0.2% per annum based upon Uranium Corp's net asset value in excess of $200,000,000; c) a fee of $200,000 upon the completion of each equity financing where proceeds payable to Uranium Corp

exceed $20,000,000; d) a fee of $200,000 for each transaction or arrangement (other than the purchase or sale of uranium) of business where the gross value of such transaction exceeds $20,000,000 ("an initiative"); and e) an annual fee up to a maximum of $200,000, at the discretion of the Board, for on-going maintenance or work associated with an initiative.

In accordance with the management services agreement, all uranium investments owned by Uranium Corp are held in accounts with conversion facilities in the name of Denison Mines Inc. as manager for and on behalf of Uranium Participation Corporation.

Uranium Corp entered into a credit agreement with the Manager in September 2006 for a revolving facility of up to $15,000,000 that was terminated on April 10, 2007. Uranium Corp had drawn and repaid $11,600,000 under the facility.

In June 2007, Uranium Corp purchased 75,000 pounds of U_3O_8 from the Manager at a price of US$130.00 per pound for total consideration of $10,368,000 (US$9,750,000).

The following transactions were incurred with related parties during the six months ended August 31, 2007 and 2006:

(in thousands of Canadian dollars)	August 2007	August 2006
Fees incurred with the Manager:		
Management fees	$ 1,047	$ 375
Equity financing fees [1]	200	200
Commissions on purchases of uranium [2]	1,615	884
Shareholder Information and other compliance	6	30
General office and miscellaneous	1	8
Interest and other debt related expenses		
Facility arrangement fees	–	100
Interest on loan payable	91	88
Standby fees on line of credit	4	22
Total fees incurred with related parties	$ 2,964	$ 1,707

[1] Equity financing fees incurred with the Manager have been recorded as share issue costs and are included in the value reported for common shares.
[2] Purchase commissions incurred with the Manager are included in the cost of the investments in uranium.

As at August 31, 2007, accounts payable and accrued liabilities included $158,000 of amounts due to the Manager with respect to the fees indicated above.

PAST PERFORMANCE

The following tables show the past performance for the net asset value attributable to common shares ("net asset value return") and the past performance of the share price ("market value return") of Uranium Corp and will not necessarily indicate how Uranium Corp will perform in the future. Net asset return is the best representation of the performance of Uranium Corp while market value return is the best representation of the return to a shareholder of the Uranium Corp.

Year by Year Returns

The table below shows the annual performance and the interim performance, in net asset value return and market value return of Uranium Corp for each period indicated. The table shows, in percentage terms, how much an investment held on the first day of each financial period would have increased or decreased by the last day of each financial period.

	August 2007 (1)	February 2007 (2)	February 2006 (3)
Net asset value return/(loss) – basic	(8.2%)	110.0%	18.3%
Net asset value return/(loss) – diluted	(4.0%)	100.9%	18.3%
Market value return/(loss)	(28.6%)	94.1%	40.2%

(1) For the six months ended August 31, 2007.

(2) For the year ended February 28, 2007.

(3) Period from completion of initial public offering on May 10, 2005 through to February 28, 2006.

Annual Compound Returns

The table below shows the annual compound return in net asset value return and market value return of Uranium Corp for each period indicated, compared with the TSX Composite Index calculated on the same compound basis.

	August 2007 (1)	February 2007 (2)	February 2006 (3)
Net asset value return – basic	128.1%	148.4%	18.3%
Net asset value return – diluted	128.1%	137.6%	18.3%
Market value return	94.2%	172.1%	40.2%
S&P / TSX Composite Index (4)	43.9%	37.4%	23.1%

(1) Period from completion of initial public offering on May 10, 2005 through to August 31, 2007.

(2) Period from completion of initial public offering on May 10, 2005 through to February 28, 2007.

(3) Period from completion of initial public offering on May 10, 2005 through to February 28, 2006.

(4) The S&P / TSX Composite Index is a market capitalization-weighted index that provides a broad measure of performance of the Canadian equity market.

SUMMARY OF INVESTMENT PORTFOLIO

Uranium Corp's investment portfolio consists of the following as at August 31, 2007:

(in thousands of Canadian dollars, except quantity amounts)	Quantity of Measure		Average Cost	Market Value (1)
Investments in Uranium:				
Uranium oxide in concentrates ("U_3O_8")	4,475,000	lbs	$ 197,093	$ 425,465
Uranium hexafluoride ("UF_6")	1,200,000	KgU	$ 217,963	$ 304,243
			$ 415,056	$ 729,708
U_3O_8 average cost and market value per pound:				
- In Canadian dollars			$ 44.04	$ 95.08
- In United States dollars			$ 37.91	$ 90.00
UF_6 average cost and market value per KgU:				
- In Canadian dollars			$ 181.64	$ 253.54
- In United States dollars			$ 161.81	$ 240.00

(1) The market values have been translated to Canadian dollars using the August 31, 2007 noon foreign exchange rate of 1.0584.

FINANCIAL HIGHLIGHTS

The following tables show selected key financial information about Uranium Corp and is intended to help you understand Uranium Corp's financial performance for the last five reporting periods (if applicable). This information is derived from the corporation's unaudited interim and audited annual financial statements.

Net Asset Value per Share

		August 2007 [1]		February 2007 [2]		February 2006 [3]
Net Asset Value per Share – Basic:						
Net asset value, beginning of period [3]	$	11.95	$	5.69	$	4.81
Increase (decrease) from operations [4]:						
Total revenue	$	0.07	$	0.03	$	0.03
Total expenses before taxes	$	(0.06)	$	(0.09)	$	(0.13)
Income tax provision	$	0.18	$	(2.06)	$	(0.38)
Realized gains (losses) for the period	$	–	$	–	$	–
Unrealized gains (losses) for the period	$	(1.00)	$	8.39	$	1.21
Total increase (decrease) from operations	$	(0.81)	$	6.27	$	0.73
Net asset value, end of period [4]	$	10.97	$	11.95	$	5.69
Net asset value per share – diluted:						
Net asset value, beginning of period [4]	$	11.95	$	5.69	$	4.81
Increase (decrease) from operations [4]:						
Total revenue	$	0.07	$	0.03	$	0.03
Total expenses before taxes	$	(0.06)	$	(0.09)	$	(0.13)
Income tax provision	$	0.18	$	(1.97)	$	(0.38)
Realized gains (losses) for the period	$	–	$	–	$	–
Unrealized gains (losses) for the period	$	(1.00)	$	8.03	$	1.21
Total increase (decrease) from operations	$	(0.81)	$	6.00	$	0.73
Net asset value, end of period [4]	$	10.97	$	11.43	$	5.69

(1) For the six months ended August 31, 2007.

(2) For the twelve months ended February 28, 2007.

(3) Period from completion of initial public offering on May 10, 2005 through to February 28, 2006. At May 10, 2005, the net asset value of the fund was $4.81.

(4) Net asset values are based upon the actual number of common shares outstanding at the relevant time. The increase/decrease from operations is based on the weighted average number of common shares outstanding over the financial period.

Ratios and Supplemental Data

	August 2007 (1)	February 2007 (2)	February 2006 (3)
Total net assets, end of the period (000's)	$ 656,537	$ 579,364	$175,010
Number of common shares outstanding (000's)	59,857	48,474	30,751
Management expense ratio (4)			
Total expenses before taxes	0.44%	1.11%	2.38%
Income tax provision/(recovery)	(1.32%)	25.05%	7.26%
Portfolio turnover rate	–	–	–
Trading expense ratio (5)	0.21%	0.73%	1.75%
Closing market price per common share on the TSX (6)	$ 10.10	$ 14.15	$ 7.29

(1) For the six months ended August 31, 2007.

(2) For the twelve months ended February 28, 2007.

(3) Period from completion of initial public offering on May 10, 2005 through to February 28, 2006.

(4) The management expense ratio for total expenses represents total investment operation expenses for the period over the average net asset value of the fund for the period.

(5) Represents total commission expenses for the period over the average net asset value of the fund for the period. Warehousing and custodian costs have been included in the expense amount for the management expense ratio calculation.

(6) On May 10, 2005 the closing market price per common share on the TSX was $5.20.

URANIUM PARTICIPATION CORPORATION
CONSOLIDATED STATEMENT OF NET ASSETS
AS AT AUGUST 31, 2007 AND FEBRUARY 28, 2007 (Unaudited)

(in thousands of Canadian dollars, except per share amounts)	August 2007	February 2007
Assets		
Investments at market value	$ 729,708	$ 676,670
(at cost: August-$415,056; February-$305,745)		
Cash and cash equivalents	1,094	867
Sundry receivables and other assets	1,698	1,038
Income taxes receivable	183	275
Future income taxes (note 3)	8,411	7,360
	$ 741,094	$ 686,210
Liabilities		
Accounts payable and accrued liabilities	855	1,031
Income taxes payable	106	106
Loan payable (note 5)	–	11,600
Future income taxes (note 3)	83,596	94,109
Net assets	$ 656,537	$ 579,364
Net assets represented by		
Common shares (note 4)	$ 425,850	$ 299,759
Warrants (note 4)	2,455	6,003
Contributed surplus (note 4)	30	–
Retained earnings	228,202	273,602
	$ 656,537	$ 579,364
Common shares		
Issued and outstanding	59,857,091	48,473,727
Net asset value per common share		
Basic	$ 10.97	$ 11.95
Diluted	$ 10.97	$ 11.43

The accompanying notes are an integral part of these financial statements.

URANIUM PARTICIPATION CORPORATION
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED AUGUST 31, 2007 AND 2006 (Unaudited)

(in thousands of Canadian dollars)	August 2007	August 2006
Income		
Interest	$ 184	$ 181
Income from investment lending (note 6)	3,925	–
Unrealized gains/(losses) on investments	(56,272)	45,256
	(52,163)	45,437
Operating expenses		
Management fees (note 5)	1,047	375
Storage fees	467	287
Audit fees	23	5
Directors fees	51	56
Legal and other professional fees	168	30
Shareholder information and other compliance	111	117
General office and miscellaneous	105	45
Interest and other debt related expenses	95	210
Foreign exchange loss	1,281	615
	3,348	1,740
Increase/(decrease) in net assets from operations before taxes	(55,511)	43,697
Income tax provision/(recovery) (note 3)	(10,111)	11,609
Increase/(decrease) in net assets from operations after taxes	(45,400)	32,088
Opening retained earnings	273,602	16,228
Closing retained earnings	228,202	48,316
Increase/(decrease) in net assets from operations per common share (note 4)		
Weighted average common shares outstanding	56,307,359	34,464,873
Basic	$ (0.81)	$ 0.93
Diluted	$ (0.81)	$ 0.90

The accompanying notes are an integral part of these financial statements.

URANIUM PARTICIPATION CORPORATION
STATEMENT OF CHANGES IN NET ASSETS
FOR THE SIX MONTHS ENDED AUGUST 31, 2007 AND 2006 (Unaudited)

(in thousands of Canadian dollars)	August 2007	August 2006
Net assets at beginning of period	$ 579,364	$ 175,010
Net proceeds from issue of units and shares, after tax	122,573	50,298
Increase/(decrease) in net assets from operations after taxes	(45,400)	32,088
Net assets at end of period	$ 656,537	$ 257,396

URANIUM PARTICIPATION CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE SIX MONTHS ENDED AUGUST 31, 2007 AND 2006 (Unaudited)

(in thousands of Canadian dollars)	August 2007	August 2006
Operating Activities		
Increase/(decrease) in net assets from operations after taxes	$ (45,400)	$ 32,088
Adjustments for non-cash items:		
Unrealized (gains)/losses on investments	56,272	(45,256)
Future income tax provision/(recovery)	(10,132)	11,785
Changes in non-cash working capital:		
Change in sundry receivables and other assets	(660)	(121)
Change in income taxes receivable	93	(276)
Change in accounts payable and accrued liabilities	(176)	285
Change in income taxes payable	–	(324)
Net cash used in operating activities	(3)	(1,819)
Investing Activities		
Purchases of uranium investments	(109,311)	(59,815)
Net cash used in investing activities	(109,311)	(59,815)
Financing Activities		
Repayments of loans payable	(11,600)	–
Share and warrant issues net of issue costs	121,141	49,360
Net cash generated by financing activities	109,541	49,360
Increase (decrease) in cash and cash equivalents	227	(12,274)
Cash and cash equivalents - beginning of period	867	13,996
Cash and cash equivalents - end of period	$ 1,094	$ 1,722

The accompanying notes are an integral part of these financial statements.

URANIUM PARTICIPATION CORPORATION
CONSOLIDATED STATEMENT OF INVESTMENT PORTFOLIO
AS AT AUGUST 31, 2007 (Unaudited)

(in thousands of Canadian dollars, except quantity amounts)	Quantity of Measure		Average Cost	Market Value [(1)]
Investments in Uranium:				
Uranium oxide in concentrates ("U_3O_8")	4,475,000	lbs	$ 197,093	$ 425,465
Uranium hexafluoride ("UF_6") [(2)]	1,200,000	KgU	$ 217,963	$ 304,243
			$ 415,056	$ 729,708
U_3O_8 average cost and market value per pound:				
- In Canadian dollars			$ 44.04	$ 95.08
- In United States dollars			$ 37.91	$ 90.00
UF_6 average cost and market value per KgU:				
- In Canadian dollars			$ 181.64	$ 253.54
- In United States dollars			$ 161.81	$ 240.00

(1) The market values have been translated to Canadian dollars using the August 31, 2007 noon foreign exchange rate of 1.0564.
(2) Of the UF_6 holding described above, 500,000 KgU has been lent to a third party. See note 6 for further details of this arrangement.

The accompanying notes are an integral part of these financial statements.

1. URANIUM PARTICIPATION CORPORATION

Uranium Participation Corporation ("Uranium Corp") was established under the Business Corporations Act (Ontario) ("OBCA") on March 15, 2005. Uranium Corp is an investment fund as defined by the Canadian securities regulatory authorities in National Instrument 81-106 "Investment Fund Continuous Disclosure". Uranium Corp was created to invest substantially all of its assets in uranium oxide in concentrates ("U_3O_8") and uranium hexafloride ("UF_6") (collectively "uranium") with the primary investment objective of achieving appreciation in the value of its uranium holdings. Uranium Corp trades publicly on the Toronto Stock Exchange under the symbol U.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements include the assets, liabilities, revenues and expenses of Uranium Corp and its wholly owned subsidiaries, Uranium Participation Alberta Corp. and Uranium Participation Cyprus Limited. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial statements.

Certain information and note disclosures normally included in the annual consolidated financial statements prepared in accordance with Canadian GAAP have been condensed or excluded. As a result, these unaudited interim consolidated financial statements do not contain all disclosures required for annual financial statements and should be read in conjunction with Uranium Corp's audited consolidated financial statements and notes thereto for the year ended February 28, 2007.

All material adjustments which, in the opinion of management, are necessary for fair presentation of the results of the interim periods have been reflected in these financial statements. The results of operations for the six months ended August 31, 2007 are not necessarily indicative of the results to be expected for the full year.

These unaudited interim consolidated financial statements are prepared following accounting policies consistent with Uranium Corp's audited consolidated financial statements and notes thereto for the year ended February 28, 2007.

New Accounting Standards

On April 1, 2005, the Canadian Institute of Chartered Accountants ("CICA") issued Section 3855, "Financial Instruments - Recognition and Measurement" of the CICA Handbook which establishes standards for the fair valuation of investments as well as the accounting treatment of transaction costs. Section 3855 applies to fiscal years beginning on or after October 1, 2006. The new accounting standard has no significant impact on the Company.

3. INCOME TAXES

Unlike most investment funds, Uranium Corp does not qualify as a mutual fund corporation and, accordingly, follows the general corporate income tax provisions of the Income Tax Act. Uranium Corp operates in multiple tax jurisdictions and the related income is subject to varying rates of taxation. The following is a reconciliation of income taxes, calculated at the combined Canadian federal and Ontario provincial rate, to the income tax expense included in the consolidated statement of operations for the six months ended August 31, 2007 and 2006:

(in thousands of Canadian dollars)	August 2007	August 2006
Increase/(decrease) in net assets from operations before income taxes	$(55,511)	$ 43,697
Combined federal and Ontario provincial income tax rate	36.12%	36.12%
Computed income tax expense/(recovery)	(20,051)	15,783
Operating loss carry-back	(23)	(111)
Difference between combined federal and Ontario provincial income tax rate and rates applicable to subsidiaries in other jurisdictions	8,880	(1,718)
Difference due to use of future tax rates rather than current tax rates in applicable jurisdictions	822	(2,374)
Tax impact of non-deductible expenses	115	93
Other	146	(64)
Provision for income taxes	$ (10,111)	$ 11,609
Provision for (recovery of) income taxes comprised of:		
Current tax expense/(recovery)	$ 21	$ (176)
Future tax expense/(recovery)	(10,132)	11,785
	$ (10,111)	$ 11,609

The components of the Company's future tax balances as at August 31, 2007 and 2006 are as follows:

(in thousands of Canadian dollars)	August 2007	August 2006
Future tax assets:		
Tax benefit of share issue costs	$ 3,923	$ 2,549
Tax benefit of loss carryforwards	4,488	2,397
Future tax assets	$ 8,411	$ 4,946
Future tax liabilities:		
Unrealized gain on investments	$ 83,905	$ 20,931
Tax benefit of loss carryforwards	(309)	(151)
Future tax liabilities	$ 83,596	$ 20,780

4. COMMON SHARES, WARRANTS AND INCREASE IN NET ASSETS PER SHARE

Common Shares

Uranium Corp is authorized to issue an unlimited number of common shares without par value.

The movement in common shares for the six months ended August 31, 2007 is as follows:

(in thousands of Canadian dollars)	August 2007
Common shares – beginning of period	$299,759
Shares issued pursuant to:	
Common share financings	
Gross proceeds on new issues	94,900
Less: Issue costs	(4,341)
Add: Tax effect of issue costs	1,432
Warrant activity	
Gross proceeds from exercises	30,582
Add: Fair value transfer from warrants	3,518
Common shares – end of period	$425,850

The movement in the number of common shares for the six months ended August 31, 2007 is as follows:

(in number of shares)	August 2007
Common shares – beginning of period	48,473,727
Shares issued pursuant to:	
New issues	6,500,000
Warrant exercises	4,883,364
Common shares – end of period	59,857,091

Common share financings

In April 2007, Uranium Corp issued 6,500,000 shares at $14.60 per share for total gross proceeds of $94,900,000.

Warrants

The movement in warrants for the six months ended August 31, 2007 is as follows:

(in thousands of Canadian dollars)	August 2007
Warrants – beginning of period	$ 6,003
Warrants issued during the period	–
Warrants exercised during the period	(3,518)
Warrants expired during the period	(30)
Warrants – allocated fair value end of period	$ 2,455
Warrant allocated fair value comprised of:	
May 2005 equity unit financing	–
September 2006 equity unit financing	2,455
	$ 2,455

The movement in the number of warrants for the six months ended August 31, 2007 is as follows:

(in number of warrants)	August 2007
Warrants – beginning of period	7,753,624
Warrants issued during the period	–
Warrants exercised during the period	(4,883,364)
Warrants expired during the period	(41,461)
Warrants – end of period	2,828,799
Warrants outstanding by issue:	
May 2005 equity unit financing	–
September 2006 equity unit financing	2,828,799
	2,828,799

When the net asset value from operations per common share of the fund exceeds the exercise prices of the warrants, the warrants will have a dilutive impact. The May 2005 equity unit financing warrants were fully exercised or expired as of May 10, 2007. As at August 31, 2007, none of the outstanding warrants are dilutive to the net asset value of the fund.

Increase In Net Assets from Operations per Share

The calculation of the basic and fully diluted increase in net assets from operations per common share was based on the following weighted average number of shares outstanding for the six months ended August 31, 2007:

(in number of shares)	August 2007
Weighted average number of shares outstanding:	
Basic	56,307,359
Add: Warrant Dilution	–
Fully diluted	56,307,359

5. RELATED PARTY TRANSACTIONS

Uranium Corp is a party to a management services agreement with Denison Mines Inc., (the "Manager"). Under the terms of the agreement, Uranium Corp will pay the following fees to the Manager: a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board of Directors; b) a minimum annual management fee of $400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon Uranium Corp's net asset value between $100,000,000 and $200,000,000 and 0.2% per annum based upon Uranium Corp's net asset value in excess of $200,000,000; c) a fee of $200,000 upon the completion of each equity financing where proceeds payable to Uranium Corp exceed $20,000,000; d) a fee of $200,000 for each transaction or arrangement (other than the purchase or sale of uranium) of business where the gross value of such transaction exceeds $20,000,000 ("an initiative"); and e) an annual fee up to a maximum of $200,000, at the discretion of the Board, for on-going maintenance or work associated with an initiative.

In accordance with the management services agreement, all uranium investments owned by Uranium Corp are held in accounts with conversion facilities in the name of Denison Mines Inc. as manager for and on behalf of Uranium Participation Corporation.

Uranium Corp entered into a credit agreement with the Manager in September 2006 for a revolving facility of up to $15,000,000 that was terminated on April 10, 2007. Uranium Corp had drawn and repaid $11,600,000 under the facility.

In June 2007, Uranium Corp purchased 75,000 pounds of U_3O_8 from the Manager at a price of US$130.00 per pound for total consideration of $10,368,000 (US$9,750,000).

The following transactions were incurred with related parties during the six months ended August 31, 2007 and 2006:

(in thousands of Canadian dollars)	August 2007	August 2006
Fees incurred with the Manager:		
Management fees	$ 1,047	$ 375
Equity financing fees [1]	200	200
Commissions on purchases of uranium [2]	1,615	884
Shareholder Information and other compliance	6	30
General office and miscellaneous	1	8
Interest and other debt related expenses		
Facility arrangement fees	–	100
Interest on loan payable	91	88
Standby fees on line of credit	4	22
Total fees incurred with related parties	$ 2,964	$ 1,707

(1) Equity financing fees incurred with the Manager have been recorded as share issue costs and are included in value reported for common shares.
(2) Purchase commissions incurred with the Manager are included in the cost of the investments in uranium.

As at August 31, 2007, accounts payable and accrued liabilities included $158,000 due to the Manager with respect to the fees indicated above.

6. INVESTMENTS LENDING

As at August 31, 2007, the outstanding value of investments lent and collateral held is as follows:

Investment (in thousands of Canadian dollars)	Quantity of Measure	Market Value of Investments Lent	Collateral Held
Uranium hexafluoride ("UF_6")	500,000 KgU	$ 126,768	$ 163,711

The UF_6 loaned is subject to a loan fee of 5% per annum based upon the adjusted quarterly value of the material. Collateral held is in the form of an irrevocable letter of credit from a major financial institution, that is subject to adjustment on an annual basis.

7. SUBSEQUENT EVENTS

On September 27, 2007, Uranium Corp entered into an agreement to issue an additional 4,465,000 common shares at $11.20 per share for total gross proceeds of $50,000,000. Closing is expected on or about October 18, 2007 and is subject to regulatory approval. The agreement also includes an option to issue an additional 669,750 common shares at the option of the underwriter. The proceeds of the offering will be used to purchase uranium and fund ongoing obligations of the Company.

On September 28, 2007, the Manager agreed to purchase, conditional on financing, for and on behalf of Uranium Corp., 217,230 KgU as UF_6 at US$207.15 per KgU for an aggregate purchase commitment totaling US$45,000,000 (excluding commissions). Delivery is anticipated on or before November 30, 2007.

On October 1, 2007, Ux Consulting Company reported a spot price of US$75.00 per pound for U_3O_8 which equates to a UF_6 Value of US$207.46 per KgU.

END